File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 1, 2005

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓ Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ✓ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

Logitech International S.A.

Form 6-K

On August 31, 2005, Logitech International S.A. issued the press release attached hereto. The information in the press release is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

By:	/s/ Kristen M. Onken
Kristen M. Onken
Chief Finance Officer,
Chief Accounting Officer,
and U.S. Representative

September 1, 2005

FOR IMMEDIATE RELEASE

Investor Relations Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Andre Jaekel, Investor Relations Manager – Europe +41-(0) 21-863-5384

Editorial Contacts:

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Announces Early Redemption of 1% Convertible Bonds

FREMONT, Calif., August 31, 2005 and ROMANEL-SUR-MORGES, Switzerland, September 1, 2005 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced that it is exercising its right to call for an early redemption of all its outstanding 1% convertible bonds due June 8, 2006. Logitech became entitled to exercise this right in late August under the terms of the bonds. The redemption date is November 11, 2005.

Based on Logitech’s current share price, the Company anticipates that the convertible holders will elect to convert their bonds into shares. The dilutive impact of these conversions has already been reflected in Logitech’s reported diluted net income per share in accordance with U.S. generally accepted accounting principles.

Bonds in an aggregate principal amount of 169.8 million Swiss Francs (approximately 138 million U.S. dollars) are currently outstanding. The redemption price is approximately 1,048.37 Swiss francs per 1,000 Swiss franc principal amount of bonds, including accrued interest through the early redemption date of November 11, 2005.

Bondholders may elect to convert the bonds into Logitech registered shares at any time until 16:00 Central European Time on Friday, November 4, 2005. The bonds are convertible into 32.05128 Logitech registered shares for each 1,000 Swiss franc principal amount of bonds, at a conversion price of 31.20 Swiss francs per share. No payment will be made for accrued interest on bonds surrendered for conversion. The closing price of Logitech registered shares on the SWX Swiss Exchange on Wednesday, August 31, 2005 was 46.50 Swiss francs.

An aggregate of 5,442,308 Logitech registered shares would be issued if all currently outstanding bonds were converted. The Company intends to fulfill any conversion obligations through Logitech’s holdings of its own shares in treasury.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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